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                                      ------------------------------------
                                                 OMB APPROVAL
                                      ------------------------------------
                                      ------------------------------------
                                      OMB NUMBER:       3235-0116
                                      EXPIRES:          MARCH 31, 2003
                                      ESTIMATED AVERAGE BURDEN
                                      HOURS PER RESPONSE .........9.90
                                      ------------------------------------

                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2002.


                            DOMAN INDUSTRIES LIMITED
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd FLOOR, 435 TRUNK ROAD, DUNCAN, BRITISH COLUMBIA, CANADA V9L 2P9
-------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                    Form 20-F  /X/          Form 40-F   / /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.
                    Yes   / /        No   /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-_______________________.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 DOMAN INDUSTRIES LIMITED
                                           ------------------------------------
                                                       (Registrant)

Date  December 13, 2002                  By
      --------------------------------     ------------------------------------

                                           ------------------------------------
                                                       (Signature)*

Philip G. Hosier, Vice President, Finance and Secretary
-------------------------------------------------------------------------
* Print the name and title under the signature of the signing officer




                                       2


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                       [LOGO]        DOMAN INDUSTRIES LIMITED
                                     435 Trunk Road
                                     Duncan, British Columbia
                                     Canada V9L 2P9

                                     Telephone:  (250) 748-3711
                                     Facsimile:  (250) 748-6045





                              N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

DECEMBER 10, 2002 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited announced today that, on December 6, 2002, the interim order, granted by the Supreme Court of British Columbia on November 7, 2002 pursuant to the COMPANIES CREDITORS ARRANGEMENT ACT ("CCAA") providing for a stay of proceedings and certain ancillary matters, was continued by the Court and extended until February 28, 2003. The Company expects to file a plan of compromise and arrangement with the Court, for consideration by Creditors, early in January, 2003.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED


[signed]

---------------------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE AND SECRETARY


FOR FURTHER INFORMATION CONTACT:    RICK DOMAN (250) 748-3711 OR
                                    P.G. HOSIER (604) 665-6231.